SUMMARY OF TERMS

RE: Management Fees Paid to Centerline Capital Corp.

During the year ended November 30, 2006, Journey paid management fees of $51,000 to a company controlled by the President of the Company, Centerline Capital Corp. (“Centerline”) for management and consulting services performed.

As compensation for performance of management services, which include performing services as President of the Company, presentations to brokerage firms and investors, raising capital for the company and other services as President, the Company paid Centerline an amount equal to $4,250 per month, payable on the first (1st) day of each calendar month. The Company also reimburses Centerline for all expenses reasonably incurred in connection with the performance of the management services, payable on the first (1st) day of each calendar month.

From November 30, 2006 to date, the Company continues to pay Centerline an amount equal to $7,000 per month, based on the same terms as provided above, for its ongoing performance of management services.